Contact

www.linkedin.com/in/nishchal-banskota (LinkedIn)
wefunder.com/nepalteacollective (Other)

Top Skills

Leadership
Public Speaking
Social Entrepreneurship

Languages

Nepali (Native or Bilingual)
Hindi
English (Native or Bilingual)

Certifications

Honored Listee

Honors-Awards

Suma Cum Laude
Sigma Beta Delta Member
Alpha Chi
Best Case Study Award
Alpha Chi Associate

Nishchal Banskota

Founder at Nepal Tea Collective | Social Advocate
New York City Metropolitan Area

Summary

Founder of Nepal Tea Collective, a public benefit corporation on a mission to lift one million farmers out of poverty by selling their freshest, delicious organic teas directly to consumers around the world while making the tea supply chain more transparent, traceable, and impactful.

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Experience

Nepal Tea Collective
Founder/Owner
2016 - Present (9 years)
Greater New York City Area

Nepal Tea Collective is a public benefit corporation on a mission to lift one million farmers out of poverty by selling their freshest, delicious organic teas directly to consumers around the world while making the tea supply chain more transparent, traceable, and impactful.

The Great Nepali Diaspora
Founding Member
June 2022 - Present (2 years 10 months)
New York, United States

The Great Nepali Diaspora is a community of exceptional global Nepali talent that aims to nurture connection, collaboration, and camaraderie to create impact at scale.

Kanchanjangha Tea Estate and Research Center
Strategic Advisor and Director
January 2011 - Present (14 years 3 months)
Nepal

Kanchanjangha Tea Estate is Nepal's first certified organic tea company. The garden lies at the foothills of Mt. Kanchenjunga which covers the largest vegetation area with a combination of unique blends of natural factors for the growth of exclusive aromatic teas.

The enterprise was launched in 1984 by the local farmers on a cooperative model. Over 100 farmers joined hands, pooled in their marginal land holdings and became owners of the first orthodox tea plantation covering nearly 94 hectares of land. The land which was barely enough to sustain them is now utilized to produce High-Quality Organic Orthodox Tea of the Himalayas.

Baskota Group of Industries Pvt. Ltd.
Co-founder and Director
January 2014 - Present (11 years 3 months)
Nepal

Baskota Group of Industries, founded under the guidance of Mr. Deepak Prakash Baskota, is Nepal's foremost private sector enterprise to focus on the marketing of organic and natural agricultural products.

BG Tea Bar
Co-Founder
January 2016 - Present (9 years 3 months)
Nepal

Nepal's first of its kind tea bar that serves unique organic teas and tisane blends

Vibes National Youth Monthly Newspaper
Founder
August 2009 - January 2011 (1 year 6 months)
Kathmandu, Nepal

• Founded Vibes and led the newspaper through strategic planning and financial management
• Managed a group of 25 staff in the fields of publishing, editing and designing of the newspaper
• Interviewed by a radio station in the program 'Young Entrepreneurs'

Education

Watson Institute
Social Entrepreneurship · (2019)

Colby Sawyer College
Bachelor of Business Administration (B.B.A.), Accounting and Finance · (2011 - 2015)

Fulcrum Venture Accelerator

· (2020 - 2020)